UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-33766
_______________________

AGRIA CORPORATION
_______________________

21/F, Tower B, Ping An IFC
1-3 Xinyuan South Road, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AGRIA CORPORATION
FORM 6-K
TABLE OF CONTENTS

SIGNATURE

Exhibit Index

Exhibit 99.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation

By:	/s/ Wah Kwong Tsang
Name: Wah Kwong Tsang Title: Director, as duly authorized signatory

Date: June 10, 2013

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release